Stop 3-2



AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"

Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator – State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchang
of Corporation Finance
Office of International Cor
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

Fax. (202) 942 95 25



07-04-2005 No. 08

No. of pages: 1+1

Re: AB Lietuvos Telekomas (File No. 82-5086)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,

Darius Džiaugys
Investor Relations Officer

Encl.: 1. Announcement of Material Event (1 page)

4/11



Announcement of Material Event

1. AB Lietuvos Telekomas, company's code: 1212 15434, Savanoriu ave. 28,
(type of the Issuer, company's name, company's code, address of headquarters)
LT-03501 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, Vilnius Stock Exchange,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service, ELTA

3. From 21 April 2005 Kennet Rådne, member of the Board of AB Lietuvos Telekomas,
(data of the material event, short description)
resigns from his position. Kennet Rådne (born in 1957) is a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Vice President responsible for Corporate Products and Services at TeliaSonera AB. Has no interest in the share capital of AB Lietuvos Telekomas.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Paulius Pakutinskas, Executive Senior Legal Adviser
(forename, surname(name) and office phone numbers of persons authorised by the Issuer to provide additional information
tel. + 370 5 236 73 30
about material event)

6. Acting General Manager Darius Didžgalvis .... 7 April 2005
(forename, surname and signature of the Manager of the Issuer (forename, surname and signature of the person authorised by the Manager of the Issuer in writing, if case the authorised person is legal entity – its name, forename, surname and signature of its Manager); date of signing)


LIETUVOS TELEKOMAS
VILNIUS